EXHIBIT 12

J. C. Penney Company, Inc.

Computation of Ratios of Earnings to Fixed Charges

(Unaudited)

($ in millions)	52 Weeks Ended 1/29/11	52 Weeks Ended 1/30/10	52 Weeks Ended 1/31/09	52 Weeks Ended 2/2/08	53 Weeks Ended 2/3/07
Income from continuing operations before income tax	$581	$403	$910	$1,723	$1,792
Fixed charges
Net interest expense	231	260	225	153	130
Interest income included in net interest	11	10	37	118	139
Bond premiums and unamortized costs	20	-	-	12	-
Estimated interest within rental expense	102	98	89	75	69
Capitalized interest	-	4	10	10	5

Total fixed charges	364	372	361	368	343
Capitalized interest	-	(4)	(10)	(10)	(5)

Total earnings available for fixed charges	$945	$771	$1,261	$2,081	$2,130

Ratio of earnings to fixed charges	2.6	2.1	3.5	5.7	6.2